EXHIBIT 3

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(in US dollars)
May 21, 2008

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2008 prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidated review
Fiscal 2008 was a year of growth, opportunity and change for FirstService Corporation (the “Company” or “FirstService”), marked by the highest level of business acquisition activity in our history and the disposal of our Integrated Security Services segment, announced just after year-end.  Revenue growth, primarily from acquisitions, was 33%.  Challenging economic conditions in the second half of our fiscal year contributed to a decline in adjusted diluted earnings per share from continuing operations1 of 3%.

We completed fifteen business acquisitions during the year.  The aggregate purchase price for these acquisitions was $145.6 million, funded from cash on hand and borrowings on our revolving credit facility.  The most significant acquisition occurred on October 1, 2007 in our Property Services segment, where we acquired an 80% stake in Field Asset Services, Inc., a Texas-based provider of property services to foreclosed residential properties on behalf of its financial institution clients.  We added a total of eight Commercial Real Estate Services businesses in the United States, Eastern Europe and Australia providing real estate brokerage, valuation, consulting and advisory services.  Five acquisitions were completed in the Residential Property Management segment, including regional platforms in California and Texas. In Property Services, one California Closets “branchise”, located in Berkeley, California, was also acquired.

1 Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of: (i) amortization of short-lived intangible assets acquired in connection with recent Commercial Real Estate Services acquisitions; (ii) the impairment loss on available-for-sale securities and (iii) incremental stock option expense from the stock option review recorded in December 2007.  The Company believes this measure is useful because (i) it isolates the impact of non-recurring acquisition-related amortization expense; (ii) it eliminates the effect of a non-cash impairment of securities obtained in connection with the disposal of a business and (iii) it eliminates the effect of a non-cash adjustment to historical stock option expense.  This is not a recognized measure of financial performance under generally accepted accounting principles (“GAAP”) in the United States of America, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP.  The Company’s method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation appears below.

(in US$)	Year ended March 31
	2008	2007	2006
Diluted net earnings per common share from continuing operations	$0.81	$1.05	$0.83
Pro forma impact of dividends on preferred shares	-	(0.23)	(0.23)
Amortization of brokerage backlog, net of taxes	0.10	0.15	0.14
Impairment loss on available-for-sale securities, net of taxes	-	0.08	-
Incremental stock option expense from stock option review	0.11	-	-
Adjusted diluted net earnings per common share from continuing operations	$1.02	$1.05	$0.74

        On April 14, 2008, we announced the divesture of our Integrated Security Services segment.  This divestiture intensifies our strategic focus on real estate services and provides us with proceeds to fund our growth.  The gross sale proceeds are expected to be $187 million.  The transaction is expected to close upon receipt of regulatory approvals.  These operations have been classified as discontinued operations for all periods presented.

On January 29, 2008, we announced the wind down of our Canadian commercial mortgage securitization operation (“CCMS”), which is complete as of the current date except for the disposal of remaining mortgage loans receivable.  The mortgage assets are expected to be sold as soon as practicable.  This operation has been classified as a discontinued operation for all periods presented.

On August 1, 2007, we issued a stock dividend in the form of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One Preferred Share was issued for every five outstanding Common Shares.  The stock dividend resulted in the issuance of 5,979,074 Preferred Shares, with an aggregate par value of $149.5 million.  The annual preferred dividend obligation is $10.5 million, payable quarterly on or about the last day of each quarter.

On March 17, 2006, we completed the divestiture of Resolve Corporation (“Resolve”), our Business Services operation, through the initial public offering of trust units by Resolve Business Outsourcing Income Fund (the “RBO Fund”).  Proceeds from the sale were $110.5 million of cash and a 7.3% retained interest in RBO Fund initially valued at $20.4 million.  Resolve is classified as a discontinued operation for all periods presented.  As at March 31, 2008 and the current date, we continue to hold our retained interest in RBO Fund.  The market value of the retained interest was $17.3 million as at March 31, 2008.

Results of operations – year ended March 31, 2008
FirstService reported revenues from continuing operations of $1.57 billion for the year ended March 31, 2008, an increase of 33% relative to the prior year.  The increase was comprised of internal growth of 9%, acquisitions of 21% and the impact of foreign exchange of 3%.

Operating earnings decreased 3% relative to the prior year, to $73.6 million.  EBITDA2 increased 9% to $119.9 million.  The gap between the operating earnings decline relative to revenue and EBITDA growth is primarily the result of: (i) an increase in stock-based compensation expense and (ii) the rapid amortization of brokerage backlog intangibles related to

2 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization, and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation appears below.

(in thousands of US$)	Year ended March 31
	2008	2007	2006
Operating earnings	$73,576	$76,118	$61,087
Depreciation and amortization	38,479	28,735	20,921
	112,055	104,853	82,008
Stock-based compensation expense	7,819	4,956	2,311
EBITDA	$119,874	$109,809	$84,319

recent acquisitions in Commercial Real Estate Services, which has a significant impact on the first year after acquisition.
Depreciation and amortization expense was $38.5 million relative to $28.7 million in the prior year.  With regard to the recent Commercial Real Estate Services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates.  The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions.  As of March 31, 2008, the net book value of unamortized backlog was $2.4 million.  The balance of the increase in depreciation and amortization is the result of: (i) intangible assets recognized upon acquisitions during the past two years and (ii) increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $17.8 million from $14.1 million in the prior year.  Our weighted average interest rate increased slightly to 7.1% from 6.9% in the prior year.  The $4.3 million of interest income earned during the year was attributable to cash on hand.

Other income for fiscal 2008 includes distributions received on our investment in RBO Fund and earnings from investments accounted for under the equity method in Commercial Real Estate Services.

Our consolidated income tax rate for fiscal 2008 was 25% versus 29% in the prior year. The current year’s tax rate reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  The Canadian government has enacted measures to curtail the tax benefits of cross-border financing structures in future years, after a transition period ending in 2010.  Our income tax expense after the transition period could rise materially.  On January 1, 2008 we recognized a $2.3 million deferred tax asset relating to the deductibility, for tax purposes, of stock option expense.  We had previously not recognized this tax benefit.

Net earnings from continuing operations were $33.1 million, a decrease of 3% relative to fiscal 2007.  Increases in our Property Services and Residential Property Management segments were offset by declines in our Commercial Real Estate Services segment coupled with increased costs at Corporate, resulting in the decrease in net earnings.

The Commercial Real Estate Services segment reported revenues of $811.0 million during fiscal 2008, up 34% relative to $605.8 million in the prior year.  Internal growth was 8%, foreign exchange contributed 5% and the balance was attributable to acquisitions in several markets including Eastern Europe, Boston and Hawaii.  EBITDA was $39.0 million, at a margin of 4.8%, versus the prior year’s EBITDA of $48.6 million at a margin of 8.0%.  The margin decline was primarily a result of the following factors: (i) operating losses at our US capital markets operations during the second half of the fiscal year due to sharply reduced mortgage brokerage transaction volumes resulting from credit market conditions; (ii) operating losses at certain US brokerage offices due to declines in investment and sales brokerage volumes; and (iii) lower margins at our Australian operations relative to the prior year.  Margins in Canada, Eastern Europe, Asia and Latin America were generally consistent with those experienced in the prior year.

In Residential Property Management, revenues increased 29% to $545.0 million.  Internal growth, resulting from property management contract wins, was 9%, while acquisitions in California, Texas and the Northeast accounted for the balance of the growth.  Residential Property Management reported EBITDA of $50.2 million or 9.2% of revenues, up from $40.3 million or 9.5% of revenues in the prior year.  The decrease in margin was primarily the result of a decrease in higher margin ancillary services.

The Property Services operations reported revenues of $217.0 million, an increase of 44% versus the prior year.  Of the increase, 34% was attributable to acquisitions, particularly Field Asset Services, while internal growth was 9% and foreign exchange had an impact of 1%.

Internal growth was led by increases in royalty revenues primarily at our CertaPro system.  EBITDA for the year was $38.4 million, 26% higher than the prior year, and the EBITDA margin decreased from 20.3% to 17.7%.  The margin decrease was attributable to: (i) the impact of Field Asset Services, which operates at a lower margin than the rest of the segment and (ii) unusually low expenses in the comparative year, due to bad debt recoveries and the deferral of a franchisees’ conference.

Corporate costs rose to $15.6 million from $14.6 million in fiscal 2007.  Included in the current year is a charge of $3.3 million related to additional stock-based compensation expense as a result of the stock option review completed in the third quarter.  No senior management bonuses were accrued in fiscal 2008 under our performance-based incentive compensation plan.

Discontinued operations included: (i) the Integrated Security Services segment; (ii) CCMS, formerly included in the Commercial Real Estate Services segment; and (iii) the former Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $199.4 million and EBITDA was $3.9 million.  Integrated Security Services revenues were $208.4 million, an increase of 18% relative to the prior year, which was attributable to internal growth of 12% in US and Canadian systems installation revenues and foreign exchange of 6%.  Integrated Security Services EBITDA was $15.0 million, or 7.2% of revenues, a 120 basis point improvement relative to the prior year.  The margin increase was attributable to significant improvements in realized gross margins on US systems projects.  CCMS revenues were $(9.1) million, primarily comprised of the mark-to-market loss on hedging instruments, versus $2.2 million in the prior year.  CCMS EBITDA was a loss of $12.9 million, primarily comprised of a mark-to-market loss on hedging instruments.  The Company realized a gain of $2.3 million in August 2007 on the settlement of a liability in connection with the March 2006 disposal of our Business Services operations.  Net earnings from discontinued operations were $1.3 million.

Results of operations – year ended March 31, 2007
FirstService reported revenues from continuing operations of $1.18 billion for the year ended March 31, 2007, an increase of 29% relative to the prior year.  The increase was comprised of internal growth of 12%, acquisitions of 16% and the impact of foreign exchange of 1%.

Operating earnings increased 25% relative to the prior year, to $76.1 million.  EBITDA increased 30% to $109.8 million.  The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of: (i) an increase in stock-based compensation expense and (ii) the rapid amortization of brokerage backlog intangibles related to recent acquisitions in Commercial Real Estate Services, which has a significant impact on the first year after acquisition.

Depreciation and amortization expense was $28.7 million relative to $20.9 million in the prior year.  With regard to the recent commercial real estate services acquisitions, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition dates.  The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions.  The balance of the increase in depreciation and amortization is the result of: (i) intangible assets recognized upon acquisitions during the past two years and (ii) increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $14.1 million from $11.3 million in the prior year.  Our weighted average interest rate increased to 6.9% versus 6.6% in the prior year as substantially all of our debt was at fixed interest rates during the year, versus a mix of fixed and floating in the prior year.  The $6.4 million of interest income earned during the year was attributable to surplus cash on hand, including the $110.5 million received upon the sale of Resolve.

Other income for fiscal 2007 primarily includes distributions received on our investment in RBO Fund and earnings from investments accounted for under the equity method in commercial real estate services.

Our consolidated income tax rate for fiscal 2007 was 29% versus 29% in the prior year. The current and prior year’s tax rate reflected the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  We also realized the benefit of a $1.8 million reduction in tax liability during the year related to resolution of tax matters from prior years.

Net earnings from continuing operations were $34.0 million, an increase of 27% relative to fiscal 2006.  All of the Company’s continuing operations contributed to the increase in net earnings.

The Commercial Real Estate Services segment reported revenues of $605.8 million during fiscal 2007, up 38% relative to $438.0 million in the prior year.  Internal growth was 11%, foreign exchange contributed 1% and the balance of growth was the result of acquisitions completed during the past two years.  EBITDA was $48.6 million, at a margin of 8.0%, versus the prior year’s EBITDA of $37.3 million at a margin of 8.5%.

In Residential Property Management, revenues increased 22% to $423.8 million.  After considering the 6% impact of acquisitions, internal growth was 16% and was attributable to significant property management contract wins and an increase in ancillary service revenues.  Residential Property Management reported EBITDA of $40.3 million or 9.5% of revenues, up from $31.4 million or 9.1% of revenues in the prior year.  The increase in margin was primarily the result of operating leverage.

The Property Services operations reported revenues of $150.8 million, an increase of 12% versus the prior year.  Of the increase, 9% was attributable to internal growth, 2% to acquisitions and 1% to foreign exchange.  Internal growth was led by increases in royalty revenues at our major franchise systems.  EBITDA for the year was $30.6 million, 19% higher than the prior year, and the EBITDA margin increased 110 basis points to 20.3%.  The margin increase was attributable to California Closets and Paul Davis Restoration, where revenue growth was coupled with reduced expenses, including the recovery of bad debts and the deferral of a franchisees’ conference.

Corporate costs rose to $14.6 million from $12.5 million in fiscal 2006.  Professional fees and performance-based incentive compensation were higher than the previous year. Also included in Corporate is $1.9 million in non-cash stock option expense, an increase of $0.5 million relative to the prior year.

Discontinued operations included: (i) the Integrated Security Services segment: (ii) CCMS, formerly included in the Commercial Real Estate Services segment; and (iii) the former Business Services segment, disposed in March 2006.  Revenues from discontinued operations were $178.7 million and EBITDA was $9.7 million.  Integrated Security Services revenues were $176.5 million, an increase of 18% relative to the prior year, which was attributable to internal growth of 15% in US and Canadian systems installation revenues and foreign exchange of 3%.  Segment EBITDA was $10.6 million, or 6.0% of revenues, a 90 basis point improvement relative to the prior year.  The margin increase was attributable to significant improvements in realized gross margins on US systems projects.  CCMS revenues were $2.2 million, primarily comprised of the three securitizations closed in the year, versus $0.4 million in the prior year.  CCMS EBITDA was a loss of $0.9 million, primarily comprised of startup operating losses.  The Company also recorded a loss of $0.7 million related to indemnity and warranty costs in connection with the March 2006 disposal of our Business Services operations.  Net earnings from discontinued operations were $2.2 million.

Change in year-end
The Company historically had a March 31 year-end primarily due to weather-related seasonality in its operations.  Over the years, the Company’s operations have changed such that weather-related seasonality is no longer material.  In addition, two of the Company’s three remaining segments currently operate on a calendar year basis.  As a result, on May 14, 2008, the Company’s Board of Directors approved a change in the year-end of the Company to December 31, effective December 31, 2008, pending receipt of consents from relevant tax authorities.

The proposed change in year-end will not cause any change in quarter-ends, will bring the Company’s year-end into alignment with its peers in the market, and is expected to generate cost savings due to the elimination of duplication of audits at the two segments that already have calendar year-ends.

Canadian commercial mortgage securitization operations
We entered the CCMS business in fiscal 2006 and enjoyed early success generating considerable transaction flow from the Colliers real estate broker channel as well as other borrowers requiring mortgage financing.  The nature of this business was to underwrite pools of conventional first mortgages, using capital provided primarily by co-lenders, and then securitize and sell them to investors in the form of mortgage-backed securities.  Due to credit market conditions, there was very limited liquidity for commercial mortgage-backed securities during the second half of fiscal 2008.  After the end of the third quarter, we decided to wind down these operations; the wind down was complete as of March 31, 2008 except for the disposal of remaining mortgage loans receivable.

These operations, including the earnings impacts of interest rate hedges, are classified as discontinued operations for all periods presented.  We expect to dispose the mortgage loans receivable, along with the related hedging contracts, as soon as practicable.  The mortgage assets are carried at the lower of cost and fair value less cost to sell and the hedging contracts are carried at fair value.

As of March 31, 2008, we had $20.8 million (2007 - $13.7 million) of mortgage loans receivable and a right to purchase $151.9 million (2007 - $189.4 million) of mortgages from our co-lenders.  As at March 31, 2008, we had interest rate hedges to convert $143.5 million of fixed-rate mortgage loans receivable to floating rates (2007 - $167.8 million) with a fair value loss of $11.7 million (2007 - gain of $0.4 million).  The hedging contracts have maturity dates ranging from June 2012 to June 2017.  Because the contracts do not qualify as accounting hedges, changes in fair value are recognized in earnings from discontinued operations.

Review of historical stock option grants
Following receipt of an inquiry from our primary securities regulator, our senior management and Board of Directors (the “Board”) conducted a comprehensive review of historical stock option granting processes and the related accounting for the 13-year period from 1995 to 2007.  In this regard, the Board established a Special Committee of independent directors to complete the review and make recommendations to the Board.  The Special Committee was assisted in its review by independent legal and accounting advisors in both Canada and the United States.

Our stock option plans require that the exercise price of stock option grants to be no less than the closing market price of our shares on the Toronto Stock Exchange (“TSX”) on the effective date of the grant, and also contain a self-amending mechanism should any term of a stock option grant be found not to be in compliance.  Management’s historical practice was to grant stock options using as the effective date the date which was the lowest monthly trading price on either the TSX or the NASDAQ in the month immediately preceding the date of the grant.  The Special Committee determined that this practice was the result of a misapprehension by management as to the scope of permissible grant dates under our stock option plans and that the practice did not meet the requirements of the TSX Company Manual.  The Special Committee concluded that this practice was applied consistently throughout the relevant period and was not used selectively to benefit any one group or individual.  The Special Committee also concluded that it did not find any intentional or other wrongdoing on the part of any of our directors, senior officers or employees.

The Special Committee found that the practice followed by us was not accounted for correctly and recommended that we revise the measurement dates of certain option grants for accounting purposes.   With regard to options granted from 1995 to 2006, we revised the measurement dates and recorded a one-time, non-material and non-cash incremental compensation expense in the amount of $3.3 million during the third quarter.  Since the amount was not material to the current year or any prior year, we determined that restatement of prior year financial statements was not required.  In August 2006, in connection with our documentation and testing of internal controls, we changed our process with regard to stock option grants. The Special Committee did not identify any practices of the nature described above occurring after that date.

The following table shows the impact of the errors on prior periods:

(in thousands of US$)	Total	2008	2007	2006	2005	1995 to 2004
Intrinsic value of options issued prior to April 1, 2003	$2,340	$-	$5	$25	$186	$2,124
Incremental Black-Scholes compensation cost for options issued after March 31, 2003	938	69	240	366	206	57
Increase to compensation expense	3,278	69	245	391	392	2,181
Income tax	-	-	-	-	-	-
Decrease to net earnings	$3,278	$69	$245	$391	$392	$2,181

As a result of the review, the Special Committee recommended, and the Board subsequently approved, the following remedial actions, among others:
•
A total of $3.0 million to be obtained by adjustments to: (i) exercised options ($1.6 million was received during the quarter ended March 31, 2008 and recorded as contributed surplus) and (ii) unexercised options ($1.4 million assuming all such options are ultimately exercised) in accordance with our option plans;

•	A revised grant process ensuring that the Board approve all option grants, and option plan amendments to expressly incorporate the process changes;
•	Improvements to governance and processes at both the Board and management levels; and
•	Oversight by the Board’s Audit Committee for a period of two years to ensure that the governance and process changes are implemented.

We have responded to the information requests of our primary securities regulator, the Ontario Securities Commission, and the TSX with respect to the Special Committee’s review and the measures taken in response.  We will continue to cooperate with the Ontario Securities Commission and the TSX, and any further information requests in connection with the inquiry.  Until further notified by the TSX, all grants of stock options by us require the prior consent of the TSX.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or stock value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to Company stock options is determined by allocating the grant-date fair value of each option over the expected term of the option.  The amount of expense recognized with respect to subsidiary stock options and subsidiary stock value appreciation plans is re-measured quarterly and is directly related to the fair value of the respective subsidiaries’ shares.  The following table sets out the annual expense related to stock-based compensation:

(in thousands of US$) Year ended March 31	2008	2007	2006	2005	2004

Stock option expense – Company	$5,938	$1,916	$1,380	$622	$322
Stock option expense – subsidiaries	1,508	1,791	552	177	-
Stock value appreciation plans	373	1,249	379	889	-

Total stock-based compensation expense	$7,819	$4,956	$2,311	$1,688	$322

Selected annual information - last five fiscal years
(in thousands of US$, except per share amounts)

Year ended March 31	2008	2007	2006	2005	2004
OPERATIONS
Revenues	$1,573,215	$1,180,990	$918,668	$508,115	$318,585
Operating earnings	73,576	76,118	61,087	27,838	21,392
Net earnings from continuing operations	33,065	34,032	26,757	12,172	11,776
Net earnings from discontinued operations	1,334	2,184	42,740	11,035	7,248
Net earnings	34,399	34,863	69,497	23,207	19,024

FINANCIAL POSITION
Total assets	$1,089,343	$816,998	$711,004	$626,728	$437,553
Long-term debt	356,030	235,131	248,686	220,015	163,888
Shareholders’ equity	305,685	264,875	237,752	185,871	155,101
Book value per common share	5.19	8.85	7.91	6.15	5.26

COMMON SHARE DATA
Net earnings per common share:
Basic
Continuing operations	$0.87	$1.14	$0.89	$0.41	$0.41
Discontinued operations	0.05	0.07	1.41	0.37	0.26
Cumulative effect adjustment	-	(0.04)	-	-	-
	0.92	1.17	2.30	0.78	0.67
Diluted
Continuing operations	0.81	1.05	0.83	0.38	0.40
Discontinued operations	0.04	0.07	1.38	0.36	0.25
Cumulative effect adjustment	-	(0.04)	-	-	-
	0.85	1.08	2.21	0.74	0.65
Weighted average common shares (thousands)
Basic	29,905	29,903	30,171	29,777	28,570
Diluted	30,547	30,354	30,896	30,467	29,192
Cash dividends per common share	-	-	-	-	-

PREFERRED SHARE DATA
Number outstanding (thousands)	5,979	-	-	-	-
Cash dividends per preferred share	$1.16	-	-	-	-

OTHER DATA
EBITDA (see reconciliation)	$119,874	$109,809	$84,319	$47,814	$28,352
Adjusted diluted earnings per share from continuing operations	1.02	1.05	0.74	0.34	0.18

Seasonality and quarterly fluctuations
Certain segments of the Company’s operations are subject to seasonal variations.  The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter.  These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated revenues.

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January to March as a result of the timing of closings on commercial real estate brokerage transactions.  Revenues and earnings during the balance of the year are relatively even.  These brokerage operations comprise approximately 36% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

Quarterly results – fiscal years ended March 31, 2008 and 2007
(in thousands of US$, except per share amounts)
Period	Q1	Q2	Q3	Q4	Year

FISCAL 2008
Revenues	$370,494	$379,935	$451,100	$371,686	$1,573,215
Operating earnings (loss)	34,483	31,770	21,162	(13,839)	73,576
Net earnings (loss) from continuing operations	15,685	15,859	9,683	(8,162)	33,065
Net earnings (loss) from discontinued operations	2,397	1,834	(1,698)	(1,199)	1,334
Net earnings (loss)	18,082	17,693	7,985	(9,361)	34,399
Net earnings (loss) per common share:
Basic	0.61	0.53	0.18	(0.40)	0.92
Diluted	0.56	0.50	0.15	(0.40)	0.85

FISCAL 2007
Revenues	$281,780	$296,908	$326,611	$275,691	$1,180,990
Operating earnings	27,701	23,957	14,577	9,883	76,118
Net earnings from continuing operations	12,925	11,848	6,673	2,586	34,032
Net earnings (loss) from discontinued operations	1,208	125	1,084	(233)	2,184
Net earnings	12,780	11,973	7,757	2,353	34,863
Net earnings per common share:
Basic	0.43	0.40	0.26	0.08	1.17
Diluted	0.39	0.38	0.25	0.06	1.08

OTHER DATA
EBITDA - fiscal 2008	$42,739	$41,894	$36,684	$(1,443)	$119,874
EBITDA - fiscal 2007	34,787	31,103	23,837	20,082	109,809

Discussion of fourth quarter results
We reported an operating loss and a net loss in the fourth quarter ended March 31, 2008 relative to a profitable fourth quarter in the previous year.  Our Commercial Real Estate Services segment experienced sharply reduced transaction volumes in the US and Asia Pacific regions during the fourth quarter relative to the prior year quarter.  As a result, significant operating losses were incurred in our US commercial mortgage brokerage operations and certain US brokerage offices.  In addition, the Commercial Real Estate operation in Russia, acquired in November 2007, negatively impacted profitability due to investment spending and seasonal factors impacting transaction volumes.

Financial outlook
Our Company’s Board of Directors carefully considered a number of factors concerning financial outlooks, including the volatility in the markets in which the Commercial Real Estate Services business operates, the volatility in foreign exchange rates, and the practices of the

Company’s publicly-traded peers, who do not provide annual financial outlooks.  As a result, we have decided not to provide an annual financial outlook.

We are committed to a long-term growth strategy that includes average internal revenue growth in the 8-10% range combined with acquisitions to build each of its service platforms, resulting in average percentage growth in revenues, EBITDA and earnings per share in the mid- to upper-teens or better.

Liquidity and capital resources
The Company generated cash flow from operating activities, including discontinued operations, of $57.2 million for fiscal 2008.  Operating cash flow excluding the effect of discontinued operations, was $52.3 million, down 24% versus the prior year.  The decrease in operating cash flow relative to earnings growth was attributable to investments in working capital, particularly accounts receivable and income taxes.  The increased investment in accounts receivable reflects revenue growth, both internal and acquired, experienced during the year.  The increased investment in income taxes reflects installment payments made in excess of taxes ultimately determined payable and the expected utilization of loss carry-backs, both of which are expected to result in cash tax refunds.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2008 was $279.2 million, versus $132.3 million at March 31, 2007.  Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents.  During the year ended March 31, 2008, we invested $152.5 million in business acquisitions, which drove the increase in net indebtedness.

We are in compliance with the covenants required of our financing agreements as at March 31, 2008 and we expect to remain in compliance with such covenants going forward.  We had $70.7 million of available revolving credit as of March 31, 2008.

On September 6, 2007, we entered into an amended and restated credit agreement with a syndicate of banks to provide a $225 million committed senior revolving credit facility with a five year term to replace the existing $110 million facility.  The amended facility has an accordion feature allows for an additional $50 million of borrowings.  The amended facility bears interest at 0.75% to 1.30% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA.  The covenants remained substantially unchanged relative to the prior credit agreement.

During fiscal 2008, we repurchased 252,500 Subordinate Voting Shares for cancellation under our stock repurchase program at a cost of $6.6 million.

Capital expenditures for the year were $32.2 million.  The most significant expenditures were in the Commercial Real Estate Services segment, with additions to leaseholds, computer software, computer hardware and furniture totaling $21.8 million.

During the year, we paid $7.0 million of dividends on the Preferred Shares reflecting the eight month period from issuance to March 31, 2008.  The annual Preferred Share dividend obligation is $10.5 million.  We also distributed $6.9 million to minority shareholders of subsidiaries during the year (2007 - $3.5 million), primarily to facilitate the payment of income taxes on account those subsidiaries organized as flow-through entities.

When making acquisitions, we generally purchase executive life insurance policies on the principal managers of the acquired businesses.  We believe this practice mitigates risk on acquisitions.  At March 31, 2008, the Company had 20 such life insurance policies in force.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $53.6 million as at March 31, 2008 (2007 - $14.8 million).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In certain cases, our subsidiaries have issued options to purchase shares of subsidiaries to operating managers.  The subsidiary stock options are accounted for in a similar manner as stock options of the Company.  In addition, the numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in subsidiaries.  When stock options are exercised, the minority shareholders become party to shareholders’ agreements as described below.

All minority shareholders of our subsidiaries are party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to a multiple of trailing two-year average earnings.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations.  The total value of the minority shareholders’ interests, as calculated in accordance with the shareholders’ agreements, was approximately $233 million at March 31, 2008 (2007 - $154 million).  Of the increase, $67 million related to the value of shares held by minority shareholders of entities acquired during fiscal 2008.  The purchase price of minority interests may, at our option, be paid in Subordinate Voting Shares of FirstService.  While it is not our intention to acquire outstanding minority interests, this step could materially increase net earnings.  On an annual basis, we estimate the impact of the acquisition of all minority interests with cash would increase interest expense by $12 million, increase amortization expense by $7 million, reduce income taxes by $7 million and reduce minority interest share of earnings by $15.5 million, resulting in an approximate increase to net earnings of $3.5 million, all relative to the amounts reported for the year ended March 31, 2008.

The following table summarizes our contractual obligations as at March 31, 2008:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$350,441	$22,386	$29,892	$181,481	$116,682
Capital lease obligations	5,589	2,391	3,015	183	-
Operating leases	175,479	39,763	61,203	41,794	32,719
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$531,509	$64,540	$94,110	$223,458	$149,401

At March 31, 2008, we had commercial commitments totaling $4.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our long-term debt at a weighted average interest rate of 6.4%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages.  We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain.  We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

Annual goodwill impairment testing requires judgment on the part of management.  Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit.  The determination of what constitutes a reporting unit requires significant management judgment.  Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, and therefore require significant management judgment in their determination.  A 10% decline in the fair value of each reporting unit would not result in an indication of impairment.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired.  For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.  A 10% increase in the amount allocated to intangible assets during fiscal 2008 would result in an increase to annual amortization expense of $0.7 million.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization.  Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period.  Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization.  Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense.  A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog, would result in an increase to annual amortization expense of $1.3 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.1 million.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements.  The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization.  In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities.  If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties
Please refer to note 19 to the consolidated financial statements for information regarding transactions with related parties.

Recently adopted accounting standards
On April 1, 2006, the Company recorded a $1.4 million after-tax charge to recognize the cumulative effect of a change in accounting principle with respect to the adoption of SFAS No. 123(R), Share Based Payment (“SFAS 123R”).  Upon the adoption of SFAS 123R, the Company changed its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise.  Previously, these options were recorded as liabilities at their intrinsic value.  Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using the Black-Scholes stock option valuation method, recorded as liabilities.  Also upon the adoption of SFAS 123R, the Company changed its method of measuring and recognizing compensation expense on share-based awards from recognizing forfeitures as incurred to estimating forfeitures at the date of grant.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued SEC Staff Accounting Bulletin No. 108 (“SAB 108”).  SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.  Traditionally, the impacts of misstatements were evaluated under either an earnings-based (“rollover”) approach or a balance sheet-based (“iron curtain”) approach.  The rollover approach focuses on the impact of misstatements on the statement of earnings, including the reversing impact of prior year misstatements, but its use can lead to the accumulation of misstatements on the balance sheet.  The iron curtain approach focuses on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior years’ errors on the statement of earnings.  Prior to the application of SAB 108, the Company used the rollover approach for quantifying financial statement misstatements.  In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures.  This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the rollover and iron curtain approaches.  We initially applied the provisions of SAB 108 in connection with our annual consolidated financial statements for the year ended March 31, 2007.  The net reduction to retained earnings recorded as of April 1, 2006 to record the initial application of SAB 108 was $5.4 million.

On April 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, (“FIN 48”) which clarifies the accounting and reporting for uncertainties in income tax law.   In accordance with FIN 48, the Company classifies interest and penalties associated with income tax positions in income tax expense.  As a result of adopting FIN 48, the cumulative effect was an increase in tax reserves of $3.8 million, including $0.7 million of accrued interest, and was accounted for as a reduction to retained earnings as at April 1, 2007 of $4.2 million and a reduction in goodwill of $0.4 million.  Upon adoption, the liability for income taxes associated with uncertain tax positions was $4.7 million.

Impact of recently issued accounting standards
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements and is effective for the Company’s fiscal year commencing on April 1, 2008.  FASB Staff Position FAS 157-2, Effective Date of SFAS 157, permits for the deferred effective date of SFAS 157 for non-financial assets and liabilities to fiscal year beginning after November 15, 2008.  The Company elected this deferral option for its non-financial assets and liabilities.  The Company has evaluated the impact of the adoption of SFAS 157 and does not expect a material effect on results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”).  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The standard is effective for the Company as of April 1, 2008.  The Company has evaluated the impact of the adoption of SFAS 159 and does not expect to make use of the fair value option.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes the method of accounting for business acquisitions at the acquisition date and in subsequent periods.  This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December

15, 2008. The Company is in the process of evaluating the impact of the adoption of SFAS 141R. The following changes in practice will be required for acquisitions completed under SFAS 141R: (i) transaction costs will be expensed, resulting in increases to selling, general and administrative expenses; (ii) contingent consideration will be recognized at the acquisition date, resulting in increases to goodwill and accrued liabilities; and (iii) the fair value of contingent consideration will be re-measured quarterly, resulting in increased volatility in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for minority interests.  This standard is effective for fiscal years beginning on or after December 15, 2008.  The Company is in the process of evaluating the impact of the adoption of SFAS 160.  The following change in practice will be required under SFAS 160: non-controlling interest will be presented within shareholders’ equity rather than the “mezzanine” section of the balance sheet.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.

As of the date hereof, the Company has outstanding 28,786,893 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,979,074 Preferred Shares.  In addition, as at the date hereof, 1,454,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plans.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.  Management of the Company, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators (“CSA”) and the SEC) as of March 31, 2008 and concluded that such disclosure controls and procedures were effective as at March 31, 2008 and ensure that information is recorded, processed, summarized and reported with the time periods specified under Canadian and US securities laws.

Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of FirstService’s internal controls over financial reporting (as defined in the rules of the CSA and SEC):

1
Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.  Internal controls over financial reporting are processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.

2.
Management has used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of the Company’s internal controls over financial reporting.  Management believes that the COSO framework is a suitable framework for its assessment of the Company’s internal controls over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of FirstService’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.

3.
Management has assessed the effectiveness of the Company’s internal controls over financial reporting as at March 31, 2008, and has concluded that such internal controls over financial reporting are effective.  There are no material weaknesses in FirstService’s internal controls over financial reporting that have been identified by management.

Changes in internal controls over financial reporting
There have been no changes in FirstService’s internal controls over financial reporting during the year ended March 31, 2008, that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This management discussion and analysis report contains certain forward-looking statements.  We intend that such forward-looking statements be subject to the safe harbors created by such legislation.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.

•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.